Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
facsimile (212) 818-8881		direct dial number (212) 818-8638 email address jgallant@graubard.com

October 5, 2007

VIA FEDERAL EXPRESS AND EDGAR

Mr. John Reynolds

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Triplecrown Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 24, 2007
File No. 333-144523

Dear Mr. Reynolds:

On behalf of Triplecrown Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated October 4, 2007, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 3 to the Registration Statement (“Amendment No. 3”), a copy of which has been marked with the changes from Amendment No. 2 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 3 to Pradip Bhaumik. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.	Please note that, where we refer to page numbers of Amendment No. 2 to the Form S-1, we refer to the redlined copy of the document.

Duly noted.

2.	We reissue prior comment nine. It appears that public and inside shareholders of Triplecrown could represent less than a majority of the voting securities of the combined entity after a transaction, for example if Triplecrown issues more than 51 % of its equity to the shareholders of the target in return for a majority or all of the shares of the target. Please revise accordingly.

Securities and Exchange Commission

October 5, 2007

As discussed with the Staff, we have revised the disclosure on page 3 of the Registration Statement as requested.

3.	We note the statement on page 12 that your existing stockholders have agreed to vote any shares acquired by them in this offering or in the aftermarket in favor of a business combination. Please disclose the factors that management will consider in determining whether to make such purchases and in determining the amount of any such purchases, including any factors relating to the anticipated approval or disapproval of the business combination by non-affiliated shareholders. We may have further comment.

We have revised the disclosure on pages 12 and 31 of the Registration Statement as requested.

Management’s Discussion and Analysis, page 48

4.	We note your response to our prior comment 12. You list on page 49 generic factors that may affect you following a business combination. Please discuss in reasonable detail any known and reasonably foreseeable trends, uncertainties, and risks related to the financial services industry. We note again that recent negative trends in the subprime market may have repercussions for the financial services industry generally. Please revise or advise.

We have revised the disclosure on page 49 of the Registration Statement as requested.

Proposed Business, page 51

Sources of target businesses, page 54

5.	We note your response to our prior comment 13. Please revise to disclose that the finder’s fee likely will exceed the funds covered by the line items in the Use of proceeds section if you conduct a transaction of approximately $400 million, and will likely be paid out of the funds held in the trust account upon completion of the business combination. Please include the appropriate disclosure in the Use of Proceeds section.

We have revised the disclosure on pages 43 and 54 of the Registration Statement as requested.

Fair market value of target business or businesses, page 55

6.	We note your response to our prior comment 15 and your revised disclosure on page 56. Please revise to provide the disclosure requested in the last two sentences of prior comment 15.

Securities and Exchange Commission

October 5, 2007

We have revised the disclosure on page 56 of the Registration Statement as requested.

7.	We note your response to prior comment 16 and revised disclosure on page 59. Please revise the reference to $35 to address the possibility that electing conversion may be cost prohibitive for shareholders owning very few shares that may be worth, based on trading prices, a total of approximately $35. In addition, please revise the statement that the “fee would be incurred regardless” of this provision to address the possibility that shareholders pay approximately $35 to elect conversion when the transaction is rejected.

We have revised the disclosure on page 59 of the Registration Statement as requested.

Management, page 67

Conflicts of Interest, page 75

8.	We note your response to prior comment 20. Please revise page 76 to provide a listing of each entity with which a conflict of interest may or does exist, and indicate for each such entity the priority and preference such entity has relative to you with respect to the performance of obligations and the presentation of business opportunities.

As discussed with the Staff, we have revised the disclosure on page 76 of the Registration Statement as requested.

9.	In this regard, please revise the third to last paragraph on page 77 to indicate that “any pre-existing fiduciary or contractual obligations he or she might have” include the obligations listed in the table.

We have revised the disclosure on page 77 of the Registration Statement as requested.

Financial Statements

Report of Independent Registered Public Accounting Firm, F-2

10.	We note that you have restated your financial statements and revised your disclosure in Notes 1 (i.e. warrant dividend) and 2 (i.e. changes in the offering). However, the date of the audit report has only been modified for Note 10. Please advise your independent accountant to properly date their report in accordance with AU Section 530.

Duly noted. The date of the audit report has been revised accordingly.

Notes to Financial Statements

Note 8—Common Stock, F-11

Securities and Exchange Commission

October 5, 2007

11.	We note that you are selling 5 million warrants in a private placement to your Chairman of the Board and President. Please disclose the fair value of these warrants and expand MD&A to discuss the likely future effect of the issuance of the private placement warrants on your financial condition and results of operations.

We have revised the disclosure on pages 50 and F-12 of the Registration Statement as requested. Supplementally, the Company wishes to advise you that it has determined the fair value of the sponsors’ warrants by examining all specified purpose acquisition companies that completed an initial public offering price of $10.00 per unit issued in 2007. The total population included eight companies whose warrants trade separately from the common stock. The Company calculated the warrant value on the first trade date as a percentage of the combined value of the warrant and the common share on the date they both began trading separately. The Company then took this warrant value and multiplied it by the initial offering price of $10.00 to arrive at an estimated IPO warrant value. The warrant valuations of the companies that were analyzed ranged from $0.75 per warrant to $1.38 per warrant, with a median of $1.18 per warrant and a mean of $1.13 per warrant. The Company then applied a present value factor to the mean value of the Adjusted Population to account for an estimated 18 month time period the sponsors’ warrants would be locked up prior to a business combination and registration. The 18 month present value factor adjusted the mean value of the warrant to $0.96 per warrant. Based upon the considerations above, the Company determined that the purchase price of the sponsors’ warrant will not be less than the estimated fair value.

Note 10—Subsequent Events, F-12

12.	We note that you granted your officers and directors (i.e. founding shareholders) a dividend of one warrant for each share of outstanding common stock. Please disclose the fair value of these warrants and the amount of compensation expense you recognized. As applicable, please expand MD&A to discuss the likely future effect of the issuance of these warrants on your financial condition and results of operations.

The Company granted a dividend of one warrant to purchase one share of common stock for each outstanding share of the founders’ common stock to legally effectuate a recapitalization of the founders’ common stock into founders’ units. The Company accounted for the warrant dividend as a recapitalization and retroactive restatement of stockholders equity. As such, the Company believes there is no compensatory aspect to the warrant dividend and accordingly no compensation expense was recorded by the Company.

While the Company believes the fair market value of the $5 million warrants purchased at closing by the Chairman of the Board of Directors and the President approximates the purchase price of $5 million, the Company believes the fair value of the warrants included in the warrant dividend referred to above is not objectively measurable and would not be clearly realizable in an outright sale at the time of distribution since the warrants have been issued prior to the completion of the Company’s proposed offering, the completion of which is uncertain. The purchased warrants will be purchased and issued only upon the completion of the proposed offering.

As a result of the foregoing, we do not believe any revision to the disclosure in the Registration Statement is necessary.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Eric J. Watson
Jonathan J. Ledecky